Exhibit 4.3

AMENDMENT NUMBER TWO TO THE

AMENDED AND RESTATED

VIMPELCOM 2000 STOCK OPTION PLAN

This amendment (the “Amendment”) is made by VC ESOP N.V., an indirect, wholly owned subsidiary of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), organized and existing under the laws of Belgium (the “Company”) to the Amended and Restated VimpelCom 2000 Stock Option Plan, as amended to date (herein referred to as the “Plan”) pursuant to the authorization of the committee (“Committee”) appointed by the Company’s board of directors (the “Board”).

WHEREAS, the Company maintains the Plan to align the interests of the officers, other employees, directors and consultants of VimpelCom and its affiliates; and

WHEREAS, the Plan permits the Committee to amend, modify or suspend the Plan at any time; and

WHEREAS, the Board deems it to be in the Company’s best interest to amend the Plan to (i) increase the maximum aggregate number of Shares (as defined in the Plan) authorized under the Plan from 450,000 to 650,000 Shares and (ii) to clarify that any shares retransferred to VC ESOP under the cashless exercise procedure pursuant to the Plan shall become available again for future grant under the Plan.

NOW, THEREFORE, pursuant to the authority to amend reserved in Section 9 of the Plan, the Plan is hereby amended as follows:

1. Section 4.1 of the Plan is hereby amended, effective as of April 28, 2006, to read as follows:

4.1 The maximum number of Shares that may be made the subject of Options granted under the Plan is 650,000 Shares. Shares reserved and available for issuance under the Plan may consist, in whole or in part, of authorized and unissued Shares contributed by VimpelCom to VC ESOP or previously acquired Shares held by VC ESOP.

2. Section 6.2 of the Plan is hereby amended, effective as of April 28, 2006, to read as follows:

6.2 Method of Exercise. The exercise of an Option shall be made only by a written notice delivered in person, by mail or facsimile transmission to VC ESOP at its principal executive office or other address provided by VC ESOP, specifying the number of Shares to be purchased. Once the Notice is approved by VC ESOP as being in accordance with the Plan and Agreement pursuant to which the Option was granted, the Exercise Price for any Shares purchased pursuant to the exercise of an Option shall be paid, as determined by the Committee in its discretion, in the following manners (or any combination thereof): (i) wire transfer or in cash, (ii) the transfer of Shares, upon such terms and conditions as determined by the Committee, or (iii) the Options may be exercised through a registered broker-dealer or other legally permitted cashless exercise procedures which are, from time to time, deemed acceptable by the Committee. Any Shares transferred to VC ESOP as payment of the Exercise Price under an Option shall be valued at their NYSE Fair Market Value on the day preceding the date of exercise of such Option and shall again be available for future grant under the Plan. More particularly, any shares retransferred to VC ESOP under the cashless exercise procedure mentioned above, shall become available again for future grant under the Plan. No fractional Shares (or cash in lieu thereof) shall be issued upon exercise of an Option and the number of Shares that may be purchased upon exercise shall be rounded to the nearest number of whole Shares.

3. Except as provided above, the Plan shall remain unchanged and in full force and effect.

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IN WITNESS WHEREOF, the Company, by its duly authorized officer has executed this Amendment on this 28th day of April, 2006.

VC ESOP N.V.

By:	/s/ Elena A. Shmatova
Name:	Elena A. Shmatova
Title:	Authorized Officer